December 5, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (212) 849-4612

Joseph W. Schmidt
Vice President, General Counsel
  and Secretary
Dover Corporation
280 Park Avenue
New York, NY

> **Re:** **Dover Corporation**
> **Definitive 14A**
> **Filed March 6, 2007**
> **File No. 001-04018**

Dear Mr. Schmidt:

We have reviewed your response letter dated September 26, 2007 and have the following comments. Please respond to our comments by December 19, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Annual Bonus, page 16

1. We note your response to our prior comment 4. With respect to your discussion of the bonus incentive plan, it is unclear why disclosure of "pre-established annual performance goals," such as Dover's net income, earnings per share and return on equity or a subsidiary's operating earnings and return on investment, would give competitors insight as to Dover's plans and expectations and assist such competitors to counter Dover's efforts. Similarly, how would such information in the hands of customers and suppliers enable them to calculate relevant cost and pricing figures or negotiate more favorable prices? Please provide a detailed response supporting such conclusions. We may have further comment.

2.   With respect to your discussion of the cash performance plan, you have not provided an explanation for why disclosure of the "specified financial performance criteria" would result in competitive harm. Your statement regarding the complex and lengthy nature of the matrix is an insufficient basis for not disclosing such information. In addition, we believe that a discussion of the payout limits noted in your response letter as well as clearly illustrated examples of how specific multipliers are determined based on assumed values of the various parameters for each of the named executive officers would provide meaningful disclosure. Please either provide us with a detailed explanation for your conclusion that disclosure of the financial performance criteria would result in competitive harm or disclose such information in future filings.

3.   To the extent your response to the preceding comment constitutes a sufficient basis for keeping such information confidential, please provide in future disclosure a more detailed discussion of how difficult it would be for the named executive officers or how likely it would be for Dover to achieve the undisclosed target levels. The current disclosure you refer to in paragraph (b) of your response to our prior comment 4 lacks sufficient detail. Consider providing future disclosure that addresses the relationship between historical and future achievement and the extent to which the compensation committee set the incentive parameters based upon a probability that Dover and the named executive officers would achieve the performance objectives.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel